AB 3/4

* KH 3/13

11016882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 13752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tower Square Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Martinez 908-253-2680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 Kimball Drive (Address) Parsippany (City) NJ (State) 07054-2176 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, John G. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tower Square Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me on this 23rd day of February, 2011

Signature

Vice President & Financial and Operations Principal

Title

M. L. SANCHEZ
Notary Public of New Jersey
I.D. #2115669
Commission Expires 9/15/2013
County of Somerset

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (not required)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (filed separately)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOWER SQUARE SECURITIES, INC
(SEC. I.D. No. 8-13752)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC Document.

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of

Tower Square Securities, Inc.

We have audited the accompanying statement of financial condition of Tower Square Securities, Inc. (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc., as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tower Square Securities, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

TOWER SQUARE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 4,730,812
Cash segregated pursuant to federal regulations	2,538,018
Commissions and fees receivable	2,913,571
Securities owned, at fair value	5,963,802
Secured demand note receivable	33,000,000
Deferred tax asset, net	22,808,169
Other assets	1,392,690
TOTAL ASSETS	$ 73,347,062
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 2,690,795
Due to affiliates	1,570,275
Deferred compensation plan payable to representatives	7,518,926
Accrued expenses and other liabilities	714,955
	12,494,951
Note payable under subordinated secured demand note collateral agreement	33,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100,000
Additional paid-in capital	65,548,141
Accumulated deficit	(37,796,030)
Total stockholder's equity	27,852,111
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 73,347,062

See notes to statement of financial condition.

TOWER SQUARE SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

1. ORGANIZATION

Tower Square Securities, Inc. (the "Company") is an indirect wholly owned subsidiary of MetLife Insurance Company of Connecticut ("MICC"), which is a direct wholly owned subsidiary of MetLife, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a licensed insurance agency.

The Company contracts with independent licensed brokers to sell securities and other investment products, on a principal and agency basis, to retail (individual) investors. The Company also sells variable annuity and variable life products issued by affiliated and unaffiliated insurance carriers.

The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included in cash equivalents are $3,763,950 of money market funds held at Pershing and at Wachovia Bank. Substantially all the remaining balance is cash on deposit with JPMorgan Chase.

Cash Segregated Pursuant to Federal Regulations - The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The cash is held at JPMorgan Chase.

Fair Value of Securities Owned – Securities owned are measured and reported at fair value on the Company's statement of financial condition, using Level 1, Level 2 and/or Level 3 pricing. Level 1 pricing utilizes quoted prices available in active markets as of the reporting date. Level 2 pricing inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 pricing inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation. At December 31, 2010, the Company's securities owned consisted of closed end mutual funds with quoted prices available in active markets, and are thus categorized in Level 1.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Mutual fund fees are accrued based on the level of client and firm assets invested in the mutual fund. Investment advisory fee revenues are recorded on an accrual basis based upon assets under management. Marketing support fees earned are recorded over the period of the related agreement.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of variable annuity and variable life products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Income Taxes - The Company files a stand-alone federal income tax return. Pursuant to Internal Revenue Service rules, MICC and its subsidiaries, including the Company, are excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of MICC. In 2011, the Company is expected to join the consolidated return and become a party to the MetLife tax sharing agreement. The Company expects that MetLife, beginning in 2011, will allocate income tax expense or benefit to the Company based on the Company's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group. Accordingly, the Company's losses will be eligible to be included in the consolidated return and the resulting tax savings to MetLife is expected to generate a payment to the Company for the losses used.

The Company also files tax returns with various state taxing agencies, both on a stand alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Adoption of New Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures,* which amends Accounting Standards Codification ("ASC") 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance was effective for the Company for the year ended December 31, 2010. Adoption did not have a material effect on the Company's statement of financial condition.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* ("ASU 2010-20"), the majority of which was effective for the Company for the year ended December 31, 2010. ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. The adoption of ASU 2010-20 did not have a material impact on the Company's statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company earns commissions from MetLife related to the sale of certain MetLife insurance products.

The Company also receives payments from affiliates to support the marketing of MetLife insurance products.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems.

MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2010, the Company had net capital of $35,715,660 which was $35,465,660 in excess of the requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EMPLOYEE BENEFIT PLANS AND STOCK BASED COMPENSATION

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife matches employee contributions to its defined contribution plan and certain employees receive stock-based compensation related to the common stock of MetLife, Inc.

6. INCOME TAXES

The deferred tax asset primarily relates to contingency reserves, deferred compensation and net operating loss carryforwards. A 100% state deferred tax asset valuation allowance of $4,222,970 has been established at December 31, 2010, representing a $460,032 increase for the year ended December 31, 2010.

As of December 31, 2010, the Company had federal net operating loss carryforwards of $59,782,099 which begin to expire in 2025 and state net operating loss carryforwards of $44,041,473 which continue to expire in 2011.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The federal and state tax returns for tax years 2005 through 2009 are still subject to examination.

7. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2010.

A former Company representative is alleged to have misappropriated funds from 40 customers. The Illinois Securities Division, the U.S. Postal Inspector, the Internal Revenue Service, FINRA, and the U.S. Attorney's Office have conducted inquiries. The Company has also conducted an internal investigation. The Company has made remediation to all the affected customers. The Illinois Securities Division has issued a Statement of Violations to the Company, and the Company is conducting discussions with the Division.

Various litigation, claims and assessments against the Company have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

8. SECURED DEMAND NOTE

The Company is a party to a Secured Demand Note ("SDN") Collateral Agreement with MICC pursuant to which MICC transferred securities to the Company to collateralize MICC's obligation to lend $33 million to the Company. The SDN bears interest at 0.5% per annum and is scheduled to mature on February 28, 2013.

At December 31, 2010 the collateral consisted of U.S. Government securities with a fair value approximating $39.0 million. The Company has not exercised its right to sell or repledge the collateral.

The SDN provides the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowing is required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, it may not be repaid.

9. DEFERRED COMPENSATION PLAN PAYABLE TO REPRESENTATIVES

The Company sponsored a nonqualified deferred compensation plan for its registered representatives (the "Plan"). The Plan provided registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis.

The administrator of the Plan maintains an account for each Plan participant. Such participant accounts are credited daily with gains and losses reflecting the performance and market value of various mutual funds as selected by individual registered representatives. The obligation of the Company to pay all benefits under the Plan is fully guaranteed by MICC. The Company does not make any contributions to the Plan. Effective January 1, 2005, no further compensation deferrals were permitted.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2010, the Company has recorded no liabilities with respect to these obligations.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

11. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through February 23, 2011, the date the December 31, 2010 statement of financial condition of the Company were issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

February 23, 2011

Tower Square Securities, Inc.
1095 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of Tower Square Securities, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of

Tower Square Securities, Inc.
1095 Avenue of the Americas
New York, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Tower Square Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and proof of payment to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a difference of $1,838.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

Member of
Deloitte Touche Tohmatsu

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tower Square Securities, Inc
501 Route 22-West
3rd Fl. Broker Dealer Finance
Bridgewater, NJ 08807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carolyn Azarcon 908-253-2649

2. A. General Assessment (item 2e from page 2) $ 26,110.00

B. Less payment made with SIPC-6 filed (exclude interest) (12,166.97)
July 30, 2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 13,943.03

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,943.03

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,943.03

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tower Square Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of Feb, 20 11.

John G. Martinez, ~~Vice~~ President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,093,572.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	15,910.00
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	15,910.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	37,540,261.00
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	301,601.00
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	652,079.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 171,551.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		171,551.00
Total deductions		38,665,492.00
2d. SIPC Net Operating Revenues		$ 10,443,990.00
2e. General Assessment @ .0025		$ 26,110.00

(to page 1, line 2.A.)

BS